SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Automatic Data Processing, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

053015103

(CUSIP Number)

Stephen Fraidin, Esq.

Steve Milankov, Esq.

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

(212) 813-3700

With a copy to:

Richard Brand, Esq.

Gregory Patti, Esq.

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, New York 10281

(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053015103

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 36,803,675
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 36,803,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,803,675
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*	This calculation is based on 444,374,752 shares of Common Stock outstanding as of July 31, 2017 as reported in the Issuer’s Annual Report on Form 10-K filed on August 4, 2017 for the fiscal year ended June 30, 2017.

CUSIP No. 053015103

1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 36,803,675
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 36,803,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,803,675
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This calculation is based on 444,374,752 shares of Common Stock outstanding as of July 31, 2017 as reported in the Issuer’s Annual Report on Form 10-K filed on August 4, 2017 for the fiscal year ended June 30, 2017.

CUSIP No. 053015103

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 36,803,675
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 36,803,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,803,675
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This calculation is based on 444,374,752 shares of Common Stock outstanding as of July 31, 2017 as reported in the Issuer’s Annual Report on Form 10-K filed on August 4, 2017 for the fiscal year ended June 30, 2017.

This amendment No. 1 (the “Amendment No. 1”) to Schedule 13D relates to the Schedule 13D filed on August 7, 2017 (the “Original Schedule 13D”) by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”); (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”); and (iii) William A. Ackman, a citizen of the United States of America (together with Pershing Square and PS Management, the “Reporting Persons”) relating to the common stock, par value $0.10 per share (the “Common Stock”), of Automatic Data Processing, Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 1 shall have the meetings set forth in the Original Schedule 13D.

Except as specifically amended by this Amendment No. 1, the Original Schedule 13D is unchanged.

Item 1.	Security and Issuer

The second and third paragraphs of Item 1 of the Original Schedule 13D are hereby amended and restated in full to read as follows:

“The Reporting Persons beneficially own 36,803,675 shares of Common Stock (the “Subject Shares”), which number includes: 8,798,442 shares of Common Stock, and 28,005,233 shares underlying listed and over-the-counter American-style call options.

The Subject Shares represent approximately 8.3% of the outstanding shares of Common Stock based on 444,374,752 shares of Common Stock outstanding as of July 31, 2017 as reported in the Issuer’s Annual Report on Form 10-K filed on August 4, 2017 for the fiscal year ended June 30, 2017.”

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

“On August 29, 2017, early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, was granted with respect to the holdings of shares of Common Stock of PS, PS International, PSH and PS VI.

On August 30, 2017, the Reporting Persons, for the account of PS VI, paid the applicable forward purchase price under the forward purchase contracts to purchase 4,029,425 shares of Common Stock for a total consideration of $460,867,765. In addition, the Reporting Persons, for the account of PSH, unwound over-the-counter American-style call options referencing 3,002,767 shares of Common Stock and purchased 3,002,767 shares of Common Stock, the consideration for which is set forth in Exhibit 99.7.

The source of funding for these transactions was derived from the capital of the respective funds.”

Item 4.	Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

“The purpose of the transactions effected on August 30, 2017 was to acquire voting securities of the Issuer.”

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

“(a), (b) Information about the number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is set forth in Item 1, and that information is incorporated by reference herein. In addition, the Reporting Persons have nominated Veronica M. Hagen and V. Paul Unruh for election to the board of directors of the Issuer. As of August 31, 2017, each of Veronica M. Hagen and V. Paul Unruh beneficially own 3,000 shares of Common Stock respectively (together, the “Nominee Subject Shares”). Veronica M. Hagen purchased 3,000 shares of Common Stock at a purchase price of $106.30 per share on August 31, 2017, and V. Paul Unruh purchased 3,000 shares of Common Stock at a purchase price of $106.17 per share on August 30, 2017. As a result of the nominations, the Reporting Persons may be deemed to have beneficial ownership (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) of the Nominee Subject Shares, but the Reporting Persons expressly disclaim beneficial ownership of those shares. The Nominee Subject Shares represent less than 0.01% of the outstanding shares of Common Stock based on 444,374,752 shares of Common Stock outstanding as of July 31, 2017 as reported in the Issuer’s Annual Report on Form 10-K filed on August 4, 2017 for the fiscal year ended June 30, 2017.

(c) Exhibit 99.2 to the Original Schedule 13D and Exhibit 99.7 filed herewith, which are incorporated by reference into this Item 5(c) as if restated in full, describe all of the transactions in the Common Stock or derivatives relating to Common Stock that were effected in the past 60 days by the Reporting Persons for the benefit of the Pershing Square Funds. Except as set forth in Exhibit 99.2, Exhibit 99.7, and as described above with respect to the Nominee Subject Shares, no reportable transactions were effected by any Reporting Person within the last 60 days.

(d) The Pershing Square Funds have the right to receive dividends from, and the proceeds from the sale of, the Subject Shares covered by this Schedule 13D. Each of Veronica M. Hagen and V. Paul Unruh has the right to receive dividends from, and the proceeds from the sale of, the Nominee Subject Shares owned by such person. No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

“As a result of the settlement of the forward purchase contracts as described in Item 3, the Pershing Square Funds are no longer parties to forward purchase contracts.”

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding a reference to the following exhibit:

Exhibit 99.7	Trading data.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2017

PERSHING SQUARE CAPITAL MANAGEMENT, L.P. By: PS Management GP, LLC, its General Partner

By	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

INDEX TO EXHIBITS

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of August 7, 2017, among Pershing Square, PS Management and William A. Ackman.*

Exhibit 99.2	Trading data.*

Exhibit 99.3	Form of Confirmation for Forward Purchase Contracts.*

Exhibit 99.4	Form of Confirmation for Call Options.*

Exhibit 99.5	Notification Letter, dated as of August 7, 2017.*

Exhibit 99.6	Press Release, dated as of August 7, 2017.*

Exhibit 99.7	Trading data.
*	Previously Filed